Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 12, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that Grupo Financiero Galicia S.A. (“Grupo Galicia”) has reviewed and decided to accept a purchase offer, made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U., for Grupo Galicia’s total minority interest in Compañía Financiera Argentina S.A.

The purchase of Grupo Galicia’s total minority interest in Compañía Financiera Argentina S.A. is subject to compliance with the terms and conditions agreed to in the purchase offer, including obtaining approval from the appropriate authorities.

Grupo Galicia does not believes that this transaction will have a significant impact on Grupo Galicia´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com